SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WILSHIRE ENTERPRISES, INC.
(Name of Subject Company (Issuer))

WILSHIRE ENTERPRISES, INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $1.00 par value
(including the associated preferred share purchase rights)
(Title of Class of Securities)

971889100
(CUSIP Number of Class of Securities)

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ 07102
(201) 420-2796
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-5555

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$8,000,000	$446.40

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 4,000,000 shares of common stock, $1.00 par value, at the price of $2.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Wilshire Enterprises, Inc., a Delaware corporation (“Wilshire” or the “Company”), to purchase up to 4,000,000 shares of its common stock, $1.00 par value per share, including the associated preferred share purchase rights issued under the Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Common Stock”), at a purchase price of $2.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Wilshire’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Item 1.  Summary Term Sheet.

The information contained in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  Name and Address: The name of the subject company is Wilshire Enterprises, Inc., a Delaware corporation, and the address of its principal executive office and its mailing address is 1 Gateway Center, Newark, New Jersey 07102. The telephone number of its principal executive offices is (201) 420-2796.

(b)  Securities: The information contained in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.

(c)  Trading Market and Price: The information contained in the Offer to Purchase under the captions “Introduction” and “The Offer – 7. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)  Dividends. The Company has not paid any dividends during the past two years with respect to its Common Stock. There are no current restrictions preventing the Company from declaring dividends now or in the future.

(e)  Prior Public Offerings. The Company has not made any underwritten public offerings of its Common Stock during the past three years.

(f)  Prior Stock Purchases. The Company has not purchased any of its Common Stock during the past two years.

Item 3.  Identity and Background of Filing Person.

(a)  Name and Address: The name of the filing person is Wilshire Enterprises, Inc. The filing person is the subject company. The information contained in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning Us” is incorporated herein by reference.

(b)  Business and Background: The Company is a Delaware corporation and is engaged in acquiring, owning and managing real estate properties and real estate related securities. The Company’s real estate holdings are located in the states of Arizona, New Jersey and Texas. The Company’s real estate holdings are owned both in its own name and through holding companies and limited liability companies. The Company also maintains investments in marketable securities, which are classified as available-for-sale.

The Company has not been convicted in any criminal proceeding during the last five years. The Company has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws.

(c)  Business and Background of Natural Persons: The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)  Material Terms: The information contained in the Offer to Purchase under the following captions is incorporated herein by reference: “Introduction”, “Summary Term Sheet”, “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares”, “Special Factors – 8. Certain United States Federal Income Tax Consequences of the Offer”, “The Offer – 1. Number of Shares; Proration”, “The Offer – 2. Procedures for Tendering Shares”, “The Offer – 3. Withdrawal Rights”, “The Offer – 4. Purchase of Shares and Payment of Purchase Price”, “The Offer – 5. Conditional Tender of Shares”, “The Offer – 6. Conditions of the Offer” and “The Offer – 11. Extension of the Offer; Termination; Amendment”.

(b)  Purchases. The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(c)  Different Terms. The information contained in the Offer to Purchase under the caption “The Offer – 1. Number of Shares; Proration” is incorporated by reference herein.

(d)  Appraisal Rights. Appraisal rights are not available.

(e)  Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

(f)  Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions. The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b)  Significant Corporate Events. The information contained in the Offer to Purchase under the caption “Special Factors – 2. Background of the Offer” is incorporated herein by reference.

(c)  Negotiations or Contacts. The information contained in the Offer to Purchase under the caption “Special Factors – 2. Background of the Offer” is incorporated herein by reference.

(d)  Conflicts of Interests: The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(e)  Agreements Involving the Subject Company’s Securities: The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)  Purposes: The information contained in the Offer to Purchase under the caption “Special Factors – 1. Purposes of the Offer” is incorporated herein by reference.

(b)  Use of the Securities Acquired: The information contained in the Offer to Purchase under the caption “Special Factors – 6. Effects of the Offer” is incorporated herein by reference.

(c)  Plans:

(1) Not applicable.  There are no plans, proposals or negotiations that relate to or would result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(2) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(3) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(4) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any change in the present board of directors or management of the Company.  There are no plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer.

(5) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any other material change in the Company’s corporate structure or business.

(6) The information contained in the Offer to Purchase under the captions “Special Factors – 5. Our Plans After the Offer” and “Special Factors – 6. Effects of the Offer” is incorporated herein by reference.

(7) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

(8) Not applicable. There are no plans, proposals or negotiations that relate to or would result in the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

(9) Not applicable. There are no plans, proposals or negotiations that relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(10) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any changes to the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  Source of Funds: The information contained in the Offer to Purchase under the caption “The Offer – 8. Source and Amount of Funds” is incorporated herein by reference.

(b)  Conditions: Not applicable.

(c)  Expenses: The information contained in the Offer to Purchase under the caption “The Offer – 12. Fees and Expenses” is incorporated herein by reference.

(d)  Borrowed Funds: Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)  Securities Ownership: The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b)  Securities Transactions: The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations: The information contained in the Offer to Purchase under the caption “The Offer – 12. Fees and Expenses” is incorporated herein by reference.

(b)  Employees and Corporate Assets: The information contained in the Offer to Purchase under the caption “The Offer – 12. Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

(a)  Financial Information:

(1) The Company’s audited financial statements for the fiscal years ended December 31, 2007 and 2008 are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A filed on April 30, 2009.

(2) The unaudited financial statements for the Company included in Part 1, Item 1 of the Company’s Form 10-Q for the quarter ended June 30, 2009, are incorporated herein by reference.

(3) Ratio of Earnings to Fixed Charges. Not applicable. There are no securities being registered.

(4) Book Value. The information contained in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning Us” is incorporated herein by reference.

(b)  Pro Forma Information.

(1) Pro Forma Balance Sheet at June 30, 2009. The information contained in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning Us” is incorporated herein by reference.

(2) Pro Forma Statement of Income and Earnings Per Share for the Six Months Ended June 30, 2009. The information contained in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning Us” is incorporated herein by reference.

(3) Pro Forma Book Value Per Share at June 30, 2009. The information contained in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning Us” is incorporated herein by reference.

Item 11.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings: The information contained in the Offer to Purchase under the captions “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” and “The Offer – 10. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  Other Material Information: The information contained in the Offer to Purchase and the related Letter of Transmittal, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(ii) hereto, is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 10, 2009.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release, dated August 10, 2009.

(c)(1)	Opinion of TM Capital Corp., dated August 7, 2009 (included as Annex I to the Offer to Purchase).

(c)(2)	Presentation to the Board of Directors by TM Capital Corp., dated August 7, 2009.

(d)(1)
Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between Wilshire Enterprises, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2008).

(d)(2)
Wilshire Enterprises, Inc. 1995 Stock Option and Incentive Plan (incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(3)
Wilshire Enterprises, Inc. 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(4)
Wilshire Enterprises, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Appendix C of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(5)
Wilshire Enterprises, Inc. 2004 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix D of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(6)
Letter Agreement, dated as of September 4, 2007, between Wilshire Enterprises, Inc. and Frank Elenio (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2007).

(d)(7)
Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated as of March 29, 2004 (incorporated by reference to Exhibit 10.94 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(d)(8)
Amendment to Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated December 31, 2008, in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(9)
Employment Agreement, dated as of December 8, 2008, between Wilshire Enterprises, Inc. and Kevin B. Swill (incorporated by referenced to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2008).

(d)(10)
Form of Indemnification Agreement of Directors and Chief Financial Officer (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2007).

(d)(11)
Settlement Agreement, dated as of April 2, 2009 among Wilshire Enterprises, Inc., Bulldog Investors, Full Value Partners, L.P. and certain of their affiliates (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2009).

Item 13.  Information Required by Schedule 13E-3.

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a)  Purposes. The information contained in the Offer to Purchase under the caption “Special Factors – 1. Purposes of the Offer” and “Special Factors – 2. Background of the Offer” is incorporated herein by reference.

(b)  Alternatives. The information contained in the Offer to Purchase under the captions “Special Factors – 1. Purposes of the Offer”, “Special Factors – 2. Background of the Offer”, “Special Factors – 3. Fairness of the Offer” and “Special Factors – 4. Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(c)  Reasons. The information contained in the Offer to Purchase under the captions “Special Factors – 1. Purposes of the Offer”, “Special Factors – 2. Background of the Offer”, “Special Factors – 3. Fairness of the Offer” and “Special Factors – 4. Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(d)  Effects. The information contained in the Offer to Purchase under the captions “Special Factors – 3. Fairness of the Offer”, “Special Factors – 6. Effects of the Offer”, “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares”, “Special Factors – 8. Certain United States Federal Income Tax Consequences of the Offer” and “The Offer – 9. Certain Information Concerning Us” is incorporated herein by reference.

Schedule 13e-3, Item 8. Fairness of Transaction.

(a)  Fairness. The information contained in the Offer to Purchase under the caption “Special Factors – 3. Fairness of the Offer” is incorporated herein by reference.

(b)  Factors Considered in Determining Fairness. The information contained in the Offer to Purchase under the captions “Special Factors – 2. Background of the Offer”, “Special Factors – 3. Fairness of the Offer” and “Special Factors – 4. Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(c)  Approval of Security Holders. The information contained in the Offer to Purchase under the captions “Special Factors – 2. Background of the Offer” and “Special Factors – 3. Fairness of the Offer” is incorporated herein by reference.

(d)  Unaffiliated Representative. The information contained in the Offer to Purchase under the captions “Special Factors – 2. Background of the Offer” and “Special Factors – 3. Fairness of the Offer” is incorporated herein by reference.

(e)  Approval of Directors. The information contained in the Offer to Purchase under the captions “Special Factors – 1. Purposes of the Offer”, “Special Factors – 2. Background of the Offer” and “Special Factors – 3. Fairness of the Offer” is incorporated herein by reference.

(f)  Other Offers. The information contained in the Offer to Purchase under the captions “Special Factors – 2. Background of the Offer” and “Special Factors – 3. Fairness of the Offer” is incorporated herein by reference.

Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)  Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions “Special Factors – 2. Background of the Offer” and “Special Factors – 4. Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(b)  Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions “Special Factors – 2. Background of the Offer”, “Special Factors – 3. Fairness of the Offer”, “Special Factors – 4. Fairness Opinion of the Financial Advisor” and “The Offer – 12. Fees and Expenses” is incorporated herein by reference.

(c)  Availability of Documents. The Opinion of TM Capital Corp. has been included as Exhibit (c)(1) and the Presentation to the Board of Directors by TM Capital Corp., dated August 7, 2009, has been included as Exhibit (c)(2) to this Schedule TO.

These documents will be made available for inspection and copying at the principal executive offices of Wilshire during its regular business hours by any interested stockholder, or representative of a stockholder designated as such, in writing. Wilshire will also provide copy of these documents to any interested stockholder or their representative who has been so designated in writing upon written request and at the expense of the requesting stockholder.

Schedule 13e-3, Item 12. The Solicitation or Recommendation.

(d)  Intent to Tender or Vote in a Going-Private Transaction. The information contained in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(e)  Recommendations of Others. The information contained in the Offer to Purchase under “Special Factors – 2. Background of the Offer” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WILSHIRE ENTERPRISES, INC.

/s/ Sherry Wilzig Izak
Name:	Sherry Wilzig Izak
Title:	Chairman of the Board and Chief
Executive Officer

Date: August 10, 2009

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 10, 2009.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release, dated August 10, 2009.

(c)(1)	Opinion of TM Capital Corp., dated August 7, 2009 (included as Annex I to the Offer to Purchase).

(c)(2)	Presentation to the Board of Directors by TM Capital Corp., dated August 7, 2009.

(d)(1)
Qualified Offer Plan Rights Agreement, dated as of December 4, 2008, between Wilshire Enterprises, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2008).

(d)(2)
Wilshire Enterprises, Inc. 1995 Stock Option and Incentive Plan (incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(3)
Wilshire Enterprises, Inc. 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement for its 1995 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 30, 1995).

(d)(4)
Wilshire Enterprises, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Appendix C of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(5)
Wilshire Enterprises, Inc. 2004 Non-Employee Director Stock Option Plan (incorporated by reference to Appendix D of the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on May 7, 2004).

(d)(6)
Letter Agreement, dated as of September 4, 2007, between Wilshire Enterprises, Inc. and Frank Elenio (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2007).

(d)(7)
Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated as of March 29, 2004 (incorporated by reference to Exhibit 10.94 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003).

(d)(8)
Amendment to Severance Letter Agreement between the Company and Sherry Wilzig Izak, dated December 31, 2008, in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(9)
Employment Agreement, dated as of December 8, 2008, between Wilshire Enterprises, Inc. and Kevin B. Swill (incorporated by referenced to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2008).

(d)(10)
Form of Indemnification Agreement of Directors and Chief Financial Officer (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2007).

(d)(11)
Settlement Agreement, dated as of April 2, 2009 among Wilshire Enterprises, Inc., Bulldog Investors, Full Value Partners, L.P. and certain of their affiliates (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2009).